UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period : N/A
Commission file number 0-15829
A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN
B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FIRST CHARTER CORPORATION
10200 DAVID TAYLOR DRIVE
CHARLOTTE, NORTH CAROLINA 28262-2373
(704) 688-4300

REQUIRED INFORMATION
     The First Charter Corporation Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Accordingly, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
The Compensation Committee
First Charter Corporation:
We have audited the accompanying statements of net assets available for plan benefits of the First Charter Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with U. S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements for the year ended December 31, 2006 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
Charlotte, North Carolina
June 29, 2007

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits

	December 31,	December 31,
	2006	2005
Assets:
Cash	$12,804	$15,798

Investments, at fair value:
Mutual funds (cost of $27,476,736 and $26,548,495 at December 31, 2006 and 2005, respectively)	30,615,979	28,090,800
Collective Trust Fund	3,087,716	4,592,850
First Charter Corporation common stock (cost of $6,946,304 and $5,896,978 at December 31, 2006 and 2005, respectively)	8,195,712	7,147,080
Participants’ loans receivable	694,343	87,891

Total investments, at fair value	42,593,750	39,918,621

Receivables:
Participant contributions	6,375	—
Employer contributions	528,212	301,945

Total receivables	534,587	301,945

Accrued income	20,298	79,598

Total assets	43,161,439	40,315,962

Liabilities:
Excess contributions payable	—	33,105
Accrued fees payable	19,609	—

Total liabilities	19,609	33,105

Net assets available for benefits at fair value	43,141,830	40,282,857

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	30,879	33,305

Net assets available for benefits	$43,172,709	$40,316,162

See accompanying notes to financial statements.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2006
Additions:
Investment income:
Net realized and unrealized appreciation	$1,881,039
Capital gain distributions	815,073
Dividends	804,940
Interest from participant loans	29,746

Net investment income	3,530,798

Contributions:
Participants	3,162,363
Employer	2,021,025
Rollovers	664,464

Total contributions	5,847,852

Total additions	9,378,650

Deductions:
Benefits:
Benefits paid to participants	668,381
Rollovers to other plans	5,738,016

Total benefits	6,406,397

Administrative expenses	115,706

Total deductions	6,522,103

Increase in net assets available for benefits	2,856,547

Net assets available for benefits:
Beginning of year	40,316,162

End of year	$43,172,709

See accompanying notes to financial statements.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
1. Description of the Plan
The First Charter Corporation Retirement Savings Plan (the “Plan”) is a defined contribution plan which covers substantially all employees of First Charter Corporation (the “Corporation”). The Plan was established on January 1, 1973 to provide retirement benefits for the Corporation’s employees. The notes to the financial statements include only general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Corporation and First Charter Bank (the “Bank”), a wholly-owned subsidiary and a related party-in-interest, either directly or through subsidiaries, provide businesses and individuals a broad range of financial services, including banking, financial planning, wealth management, investments, insurance, mortgages and employee benefit services.
During 2002, the Plan was amended to provide for the addition of an Employee Stock Ownership Plan (“ESOP”) provision. Shares of the Corporation’s common stock are held in this ESOP, which does not have any debt to the Corporation or to third parties. All such shares have been allocated to participants. Participants are entitled to exercise voting rights attributable to shares of the Corporation’s common stock allocated to their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets and changes in net assets available for plan benefits.
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Trustee and Record Keeping
Under the terms of the Trust Agreement between the Bank and the Plan, the Bank acts as trustee for the Plan. Additionally, the Bank, through its wholly-owned subsidiary, Southeastern Employee Benefit Services (“SEBS”), acted as record keeper for the Plan until December 1, 2006. On December 1, 2006, the Bank sold SEBS to an independent third-party benefits administrator and SEBS continues to act as record keeper for the Plan.
Investment Valuation and Income Recognition
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (the “FASB”) Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, (the “FSP”). The FSP requires that the Statement of Net Assets Available for Plan Benefits present both the fair value of the Plan’s investments and the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Plan Benefits as of December 31, 2005.
Investments are stated at their fair value. The fair value of mutual funds and common stock is determined based on closing market quotations at December 31, 2006 and 2005. The investment contracts held by the collective trust fund is presented at fair value on the Statement of Net Assets Available for Plan Benefits. The investment in this fully benefit-responsive fund is also stated at contract value. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Interest income is recorded on the accrual basis. Dividends on mutual funds are allocated to Plan participants when paid. First Charter stock dividends are allocated to Plan participants based on record date. Participant loans receivable are stated at cost which approximates fair value. Interest rates on participant loans ranged from 5.00% to 9.25% during 2006 and ranged from 5.00% to 9.50% during 2005.
Administrative Expenses
Beginning in 2006, a portion of the administrative expenses were paid by the Plan. The amount of expenses paid by the Plan is based on each participant’s account balance, up to a $250 maximum annual fee per participant. During 2006, administrative expense of $115,706 and $90,426 were paid by the Plan and the Corporation, respectively. The Plan’s administrative expenses of $115,706, and the corresponding accrued expenses of $19,609, were paid to the trustee, a related party. During 2005, all expenses relating to the administration of the Plan, which totaled $168,522, were paid by the Corporation.
Payment of Benefits
Benefits are recorded when paid. On separation of service due to death, disability, or retirement, a participant may elect to receive either (a) a lump-sum amount equal to the value of the participant’s vested interest in his or her account or (b) monthly or annual installments over a ten year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. In service distributions from the plan are permitted as allowed by the Code that governs these Plans.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company contribution and an allocation of Plan earnings, and charged with an allocation of administration expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the participant’s vested account.
Participant Loans
Participants may borrow from their fund accounts in a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5 percent to 9.25 percent, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions. Loans outstanding at December 31, 2006 and 2005 were $694,343 and $87,891, respectively.
Put Option
Under federal income tax regulations, the Corporation’s common stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations, includes a put option. The put option is a right to demand that the Corporation buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the fair market value of the stock. The Corporation can pay the put price with reasonable interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.
3. Investments
The Plan is a participant directed plan, providing participants with eleven investment options at December 31, 2006 and 2005, consisting of mutual funds and the Corporation’s common stock.
The following is a summary of investments at fair value as of December 31, 2006 and 2005, with investments representing 5% or more of the Plan’s net assets available for benefits separately identified:

	December 31, 2006		December 31, 2005
	Number		Number
	of Shares	Amount	of Shares	Amount
American Europacific Growth Fund	87,181	$4,059,125	72,010	$2,958,906
Federated Capital Preservation Fund	311,408	3,087,716	462,615	4,592,850
Federated Income Trust Fund	201,768	2,060,054	207,962	2,129,529
First Charter Corporation Common Stock	333,159	8,195,712	294,574	7,147,080
Janus Advisor Forty Fund	229,723	7,029,517	231,529	6,651,834
Vanguard Balanced Index Fund	185,205	3,955,971	198,760	3,937,433
Vanguard Explorer Fund	34,588	2,584,043	31,026	2,330,396
Vanguard Index 500 Fund	55,206	7,209,338	66,091	7,595,206
Other investments — mutual funds and participant loans		4,412,274		2,575,387

Total investments		$42,593,750		$39,918,621

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,881,039 as follows:

Mutual funds and collective trust fund	$1,756,910
Common stock	124,129

Total	$1,881,039

As of December 31, 2006 and 2005, the Plan held 333,159 and 295,153 shares, respectively, of the Corporation’s common stock. Dividends on the Corporation’s common stock were $236,937 and $218,816 in 2006 and 2005, respectively.
4. Contributions
The Plan is a defined contribution 401(k) plan sponsored by the Corporation and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2006, an employee is eligible to become a participant in the Plan on the first entry date (the first day of each calendar month) following the employee’s first day of employment, provided that the employee has reached the age of 20. Prior to January 1, 2006, an employee was eligible to become a participant in the Plan on the Plan’s first entry date (the first day of each calendar month) following the completion of one month of service and the attainment of age 20.
Employees may contribute up to 50% of their qualified compensation to the Plan. Contributions were limited to a maximum amount of $15,000 and $14,000 in 2006 and 2005, respectively. Participants attaining age 50 or older prior to the close of the plan year may contribute additional catch-up contributions after contributing the maximum annual amount allowable by the IRS. The catch-up contribution is limited to $5,000 and $4,000 for 2006 and 2005, respectively. Participants may also contribute amounts representing distributions from other qualified plans.
Employer matching contributions to the Plan are made by the Corporation quarterly. Plan participants will receive $0.75 for every dollar contributed up to 6% of their compensation beginning in the first calendar quarter following 6 months of service. The employer matching contributions, net of forfeitures, totaled $1,832,055 and $1,220,773 in 2006 and 2005, respectively. Forfeitures totaled $202,146 and $285,320 in 2006 and 2005, respectively. The Corporation may also make a discretionary non-elective contribution amounting to 3% of an employee’s compensation. To receive the non-elective discretionary contribution, an employee must have (1) completed one year of service, (2) been an employee on January 1st or July 1st of the succeeding year and (3) been employed on the last day of the Plan year in which the proceeding requirements were met. The Corporation did not make a discretionary non-elective contribution in 2006. The Corporation may also make a discretionary supplemental matching contribution to Plan participants with 6 months of service and employed on the last day of the plan year, based on the Corporation’s earnings per share for the corresponding year. The discretionary supplemental matching contribution made by the Corporation in 2006 and 2005 totaled $188,970 and $264,490, respectively.

Excess contributions payable represent employee contributions made to the Plan that were in excess of annual limitations, as well as any appropriate gains or losses, based on the compliance testing performed for 2006. These amounts were refunded to employees within IRS guidelines.
5. Participant Accounts, Benefits and Vesting
The net investment income or loss is allocated to the individual participant accounts on a daily basis. Employer matching contributions are allocated to individual participant accounts quarterly. Employer discretionary non-elective and employer discretionary supplemental matching contributions are allocated to individual participant accounts annually. Employer and employee contributions, including related net investment income or loss, are accumulated separately within each participant account. Employee contributions and the related net investment income or loss are fully vested at all times. Participants become 25% vested in the employer contribution and the related net investment income or loss after two years of credited service and vesting continues to increase by 25% for each additional year of service. Participants become 100% vested following the earlier of five years of credited service, disability or death or attainment of normal retirement age of 65. Terminating participants receive the appropriate vested percentage of employer contributions. Non-vested amounts will be forfeited and used to reduce the employer’s contribution. This forfeitable amount will remain in the participant’s individual account until the December 31 valuation date coinciding with or next following five consecutive one-year breaks in service. Excess contributions by the Corporation are also deemed to be non-vested forfeited balances. Forfeitures totaling $202,146 and $285,320 in 2006 and 2005, respectively, were used to reduce contributions receivable from the Corporation. Unused remaining forfeitures totaled $1,000 and $39,373 at December 31, 2006 and 2005, respectively.
Participants may withdraw, in whole or in part, the current portion of their Extra Savings Account (after-tax contributions) and Rollover Account contributions without specifying the reason for such a withdrawal. This type of withdrawal may be made once during a plan year. A participant may also receive a hardship withdrawal with the approval of the Retirement Savings Plan Administrative Committee (the “Committee”). An employee must obtain the Committee’s approval before such a distribution will be made and this withdrawal will result in a six-month suspension of the participants’ before tax contribution account contributions.
Participants, at their retirement date, may elect to receive the accumulated benefits due him or her under the Plan by lump sum cash payment, purchase of a nontransferable annuity contract, installments from fixed income account or trust fund or any other method providing for installments in approximately equal amounts not to exceed a period longer than the life expectancy of the participant or his or her spouse. Such benefits are also payable to the participant if he or she becomes permanently disabled or to his or her beneficiaries upon his/her death.
6. Plan Amendments
During 2006, the Plan was amended to remove certain restrictions related to participant loans. Additionally, during 2006, the Corporation acquired GBC Bancorp, Inc. (“GBC”) and the Plan was amended to allow former GBC employees to immediately participate in the Plan and to receive vesting credit for prior service at GBC.
7. Plan Termination
Although the Corporation has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan or discontinue any discretionary contributions at any time. If the Plan is terminated or there is a complete discontinuance of contributions, each participant becomes fully vested in the amount allocated to his or her individual account.
8. Tax Status
The IRS issued its latest determination letter with respect to the Plan on September 5, 2003. The letter stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

9. Risks and Uncertainties
The Plan invests in various securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$43,172,709	$40,316,162
Amounts allocated to withdrawing participants	218,650	—
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(30,879)	(33,305)

Net assets available for benefits per the Form 5500	$43,360,480	$40,282,857

The following is a reconciliation of total benefits per the financial statements for the year ended December 31, 2006, to Form 5500:

Total benefits per the financial statements	$6,406,397
Add: Amounts allocated to withdrawing participants at December 31, 2006	218,650
Less: Amounts allocated to withdrawing participants at December 31, 2005	—

Benefits paid to participants per Form 5500	$6,625,047

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.
The following is a reconciliation of investment income per the financial statements to Form 5500:

Total investment income per the financial statements	$3,530,798
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(30,879)

Total investment income per the Form 5500	$3,499,919

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

Supplemental Schedule
FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of issuer, borrower,		Current
lessor or similar party and description of investment	Cost	Value

Participant loans:
* Participant loans receivable at various rates ranging from 5% through 9.25%	$—	$694,343

Mutual funds:
American Europacific Growth Fund	3,481,676	4,059,125
Dreyfus Premier Small Cap Fund	875,013	905,185
Federated Income Trust Fund	2,092,800	2,060,054
* First Charter Corporation Common Stock	6,946,304	8,195,712
Janus Advisor Forty Fund	6,007,882	7,029,517
Vanguard Balanced Index Fund	3,480,488	3,955,971
Vanguard Explorer Fund	2,608,168	2,584,043
Vanguard Index 500 Fund	6,402,173	7,209,338
Vanguard Mid Cap Index Fund	1,142,257	1,323,072
Vanguard Windsor II Fund	1,386,279	1,489,674

Collective trust funds:
Federated Capital Preservation Fund	3,114,034	3,118,595	**

Total	$37,537,074	$42,624,629

*	Party-in-interest, not a prohibited transaction.

**	Valued at contract value as the contracts are fully benefit-responsive.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

	By:	FIRST CHARTER BANK, Trustee

Date: June 29, 2007	By:	/s/ Robert E. James, Jr.
Robert E. James, Jr. President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.

23	Consent of KPMG LLP